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                                                                    Exhibit 12.1


                             APACHE CORPORATION
       STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES


                                               Six Months Ended
                                                   June 30,
                                           -----------------------
            (IN THOUSANDS)                     1997        1996          1996         1995        1994         1993          1992
-----------------------------------------  ----------   ----------    ----------   ----------  ----------   ----------   ----------
EARNINGS
--------

  Pretax income (loss) from continuing
     operations (1)                         $131,711      $65,288    $200,195      $33,143     $66,234      $62,067      $(5,759)

  Add:  Fixed charges excluding
     capitalized interest                     34,646       33,709      68,091       77,220      39,008       34,355       43,603
                                          ----------   ----------  ----------   ----------  ----------   ----------   ----------

Adjusted earnings                           $166,357      $98,997    $268,286     $110,363    $105,242      $96,422      $37,844
                                           =========   ==========  ==========   ==========  ==========   ==========   ==========

FIXED CHARGES
-------------
  Interest expense including capitalized
     interest (2)                            $48,463      $41,990     $89,829      $88,057     $37,838      $34,205      $45,731
  Amortization of debt expense                 2,578        2,329       5,118        4,665       3,987        3,896        3,888
  Interest component of lease rental
     expenditures  (3)                         1,403        1,929       3,856        3,539       3,217        2,533        2,980
                                          ----------   ----------  ----------   ----------  ----------   ----------   ----------

                                             $52,444      $46,248     $98,803      $96,261     $45,042      $40,634      $52,599
                                           =========   ==========  ==========   ==========  ==========   ==========    =========

Ratio of earnings to fixed charges              3.17         2.14        2.72         1.15        2.34         2.37          .72 (4)
                                           =========   ==========  ==========   ==========  ==========   ==========   ==========


(1)  Undistributed income of less-than-50% owned affiliates is excluded.

(2) Apache guaranteed and was contingently liable for certain debt. This debt, primarily associated with partnership operations, totaled $1.7 million at December 31, 1996. The outstanding balance was repaid in January 1997 and the facility was terminated. Fixed charges, relating to debt for which Apache was contingently liable, have not been included in the fixed charges for any of the periods shown above.

(3) Represents the portion of rental expense assumed to be attributable to interest factors of related rental obligations determined at interest rates appropriate for the period during which the rental obligations were incurred. Approximately 32% to 34% applies for all periods presented.

(4) Earnings were inadequate to cover fixed charges by $14.8 million for 1992 due to write downs of the carrying value of the U.S. and Canadian oil and gas properties of DEK Energy Company ("DEKALB"), formerly known as DEKALB Energy Company, and losses incurred on the divestiture of DEKALB's U.S. oil and gas properties.